Exhibit (a)(1)(ii)

Offer to Purchase

A&Q ALTERNATIVE FIXED-INCOME STRATEGIES FUND LLC
677 WASHINGTON BOULEVARD
STAMFORD, CONNECTICUT 06901

OFFER TO PURCHASE UP TO $24,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED DECEMBER 17, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
THE END OF THE DAY ON THURSDAY, JANUARY 15, 2015, AT 12:00 MIDNIGHT,
NEW YORK TIME, UNLESS THE OFFER IS EXTENDED

If you do not want to sell your limited liability company interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of A&Q Alternative Fixed-Income Strategies Fund LLC:

A&Q Alternative Fixed-Income Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $24,000,000 in Interests pursuant to tenders by investors at a price equal to their net asset value as of March 31, 2015.  (As used in this Offer, the term "Interests" shall refer to the limited liability company interests in the Fund representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period for any reason beyond March 31, 2015, for the purpose of determining the purchase price for tendered Interests the net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Interests will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Second Amended and Restated Limited Liability Company Agreement, dated as of May 1, 2014, as such agreement may be further amended and restated from time to time (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2014 (the most recent date as of which net asset value is available) and March 31, 2015, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  Tendering investors should also note that although the tender offer expires on January 15, 2015, they remain investors in the Fund until March 31, 2015, when the net asset value of their Interests is calculated.  The Fund determines the net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently.  Any tendering investors that wish to obtain the most current net asset value of their Interests on this basis should contact their Financial Advisor.

Investors desiring to tender all or some of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

At a meeting of the Board of Directors of the Fund (the "Board") held on September 16, 2014, the Board approved changing the Fund's tax classification, effective as of January 1, 2015, from a partnership to a "regulated investment company" within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the "Code") (the "RIC Conversion").  Effective January 1, 2015, your Fund Interests will be automatically converted into "Units of Limited Liability Company Interests" of equal value.  For purposes of this Offer, the term "Interests" refers to both forms of beneficial ownership, as appropriate.

If you would like to ascertain the equivalent number of Units of Limited Liability Company Interests that you will receive in the RIC Conversion in exchange for your Interests, please contact your Financial Advisor or the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY").

IMPORTANT

Neither the Fund, nor UBS Alternative and Quantitative Investments LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests.  Investors must make their own decisions whether to tender Interests, and, if so, how many Interests to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to BNY.

A&Q Alternative Fixed-Income Strategies Fund LLC
c/o BNY Mellon Investment Servicing (US) Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention:	Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	7

3.	Amount of Tender	7

4.	Procedure for Tenders.	8

5.	Withdrawal Rights	9

6.	Purchases and Payment	9

7.	Certain Conditions of the Offer	11

8.	Certain Information About the Fund	12

9.	Certain Federal Income Tax Consequences	13

10.	Tax Basis Methodology	16

11.	Miscellaneous	16

Summary Term Sheet

•
As we said in your Fund's offering documents, we will buy your Interests at their aggregate net asset value.  This offer will remain open until the end of the day on January 15, 2015, at 12:00 midnight,  New York time.  Net asset value will be calculated for this purpose on March 31, 2015 (the "Valuation Date").

•	You may tender some of your Interests or all of your Interests.

•
Repurchases of Interests by the Fund will be made in the form of promissory notes.  Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Interests determined as of the Valuation Date.  Any promissory notes provided to investors in payment for tendered Interests will not be transferable.  The delivery of such promissory notes will generally be made promptly (within approximately five business days) after January 15, 2015.  Payment of the promissory notes will be made as promptly as practicable after the applicable Valuation Date.  The Fund will not impose any charges on repurchases of Interests in the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.

•
An investor tendering for repurchase less than all of its Interests must maintain an account balance of at least $50,000 ($25,000 for certain investors, as disclosed in the Fund's prospectus) after the repurchase is effected.  If an investor tenders an amount of Interests that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained.  The Fund may also repurchase all of the investor's Interests in the Fund.

•
If the Offer is oversubscribed by investors who tender Interests, the Fund may extend the repurchase offer period and increase the amount of Interests that it is offering to purchase, repurchase a pro rata portion of the Interests tendered or take any other action permitted by applicable law.

•
The Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities, including direct or indirect shares of underlying investment funds as well as other illiquid securities, to investors on a pro rata basis.  The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value.  The Fund may exercise this option in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  It is not presently anticipated, however, that the option will be exercised by the Fund.

•
Following this summary is a formal notice of our offer to purchase your Interests.  Our offer remains open to you until the end of the day on January 15, 2015, at 12:00 midnight.  Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.  If we do not accept your Interests by the end of the day on January 15, 2015, at 12:00 midnight, you may still withdraw your Interests at any time after February 12, 2015, so long as your offer has not been accepted.  You may also withdraw your Interests at other times with the Fund's consent.

•
If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BNY at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on January 15, 2015, at 12:00 midnight.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between October 31, 2014 and March 31, 2015, when the value of your Interests will be determined for purposes of calculating your purchase price.  The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current net asset value of your Interests, you may contact your Financial Advisor.

•
Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before the end of the day on January 15, 2015, at 12:00 midnight.  Also realize that although the tender offer expires on January 15, 2015, tendering investors remain investors in the Fund until March 31, 2015, when the net asset value of their Interests is calculated.

•
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY.  To assure good delivery, please send the Letter of Transmittal to BNY and not to your Financial Advisor.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

1.           Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's prospectus (the "Prospectus") and the LLC Agreement.  The Prospectus and the LLC Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors on a quarterly basis.  Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Prospectus and the LLC Agreement.  The Directors intend to consider the continued desirability of the Fund making quarterly offers to purchase Interests, but the Fund is not required to make any such offer.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time.

2.           Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $24,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on January 15, 2015, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date").  The purchase price of Interests tendered will be their net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of Interests tendered will be their net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6.  The Fund reserves the right to adjust the date on which the net asset value of Interests will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.

As of the close of business on November 1, 2014, the net asset value of the Fund was $128,135,666.  The Fund determines its net asset value at least monthly and may determine its net asset value more frequently.  Investors may obtain the most current information regarding the net asset value of their Interests by contacting their Financial Advisor.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2014 and March 31, 2015, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.           Amount of Tender.  Subject to the limitations set forth below, investors may tender some of their Interests or all of their Interests.  However, if an investor does not tender for repurchase all of such investor's Interests, the investor's remaining account balance (i.e., the investor's account balance determined as of October 31, 2014, less the dollar amount of the investor's partial tender) must be equal to at least $50,000 ($25,000 for certain investors, as disclosed in the Fund's Prospectus).  If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between October 31, 2014 and March 31, 2015, your remaining account balance as of March 31, 2015, net of the amount of any partial tender you have made, is below $50,000 (or, as applicable, $25,000), the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $24,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $24,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

Based on the October 31, 2014 unaudited net asset value of the Fund, the Adviser beneficially owns $62,101 in Interests and has announced its intention to tender the full amount of its Interests in the Offer.  If, however, other investors tender more than $23,937,899 in Interests, the Adviser will reduce the amount of its tender accordingly.  If other investors tender $24,000,000 or more in Interests, the Adviser will not tender any of its Interests; however, other investors may be subject to proration, as discussed above.

4.           Procedure for Tenders.  Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to BNY, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with BNY.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact BNY at the address and phone number set forth on page 2.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering Interests, including, but not limited to, the failure of BNY to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interests or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any investor tendering Interests pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date, (b) at any time after February 12, 2015, if Interests have not then been accepted by the Fund, and (c) at any other time prior to March 31, 2015, but only with the Fund's consent.  Any withdrawal request made pursuant to clause (c) of this Section 5 will be subject to the Fund's absolute discretion whether to honor such request and will depend on the Fund's operational capacity to process such withdrawal request as well as various other factors including the investor's overall relationship with UBS AG and its affiliates ("UBS"), the investor's holdings in other funds affiliated with UBS, and such other matters as the Fund considers relevant at the time.  To be effective, any notice of withdrawal must be timely received by BNY at the address or fax numbers set forth on page 2.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above.  A form to use to give notice of withdrawal is available by calling BNY at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming that any notice of withdrawal is received by BNY.  If you fail to confirm receipt of a notice of withdrawal with BNY, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.           Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interests.  As stated in Section 2 above, the purchase price of Interests tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Interests will be determined to correspond with any extension of the Offer.

Investors may tender all of their Interests or some of their Interests (subject to their maintenance of a minimum account balance as described in Section 3 above).  In either case, repurchases of Interests by the Fund will be made in the form of promissory notes (the "Notes," each, a "Note").  Each tendering investor will receive a Note entitling the investor to receive the value of the investor's Interests determined as of the Valuation Date.  The delivery of such Notes will generally be made promptly (within approximately five business days) after the Expiration Date.  Payment of the Notes will be made as promptly as practicable after the applicable Valuation Date.  The Fund will not impose any charges on repurchases of Interests in the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.  The Board believes that payment of an investor's tender amount in the form of a Note is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being prorated.  The Notes will be held for investors by BNY, will not be transferable, will not bear interest and will be payable in cash in the manner set forth below.

The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period.

The Fund will deposit the amounts payable under the Notes in separate accounts with BNY.  The cash payments described above (the "Cash Payments") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services"), if such investor has a UBS Financial Services account.  Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.  If such investor does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings and the proceeds of sales of new Interests.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or "gates," on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities, including direct or indirect interests in underlying investment funds as well as other illiquid securities, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Interests will be determined to correspond with any extension of the Offer.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (c) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

The Fund currently is party to a secured Credit Agreement among State Street Bank and Trust Company, the Fund and several other funds advised by the Adviser, dated as of November 1, 2010, as amended, supplemented or otherwise modified from time to time (the "Credit Agreement").  Under the Credit Agreement, the Fund may borrow from time to time on a revolving basis at any time up to $19,000,000 in order to fund all or a portion of the purchase price of the Interests purchased in the Offer and to finance other short-term liquidity needs.  The amount of funds available for borrowing by the Fund under the Credit Agreement will be reduced by the amount of any outstanding borrowings by the Fund under the Credit Agreement to fund all or a portion of the purchase price of Interests purchased in connection with the Fund's fourth quarter 2014 tender offer.  The Fund expects that any borrowings to fund the repurchase of Interests would be made pursuant to the Credit Agreement.

Indebtedness outstanding under the Credit Agreement accrues interest at a rate per annum for each day equal to 1.5% plus the higher of LIBOR and the Federal Funds Rate for such day (the "Interest Rate"), or at 2% over the Interest Rate during an event of default.  Interest is payable on the maturity date of the applicable loan.  The principal amount of any loan outstanding under the Credit Agreement, together with any interest accrued thereon, is due on the earlier of 120 days after such loan was borrowed and July 16, 2015.  The Credit Agreement also contains a number of other representations and warranties, covenants and conditions to each borrowing that are typical of commercial revolving credit agreements.  The Fund gives no assurances that it will be in compliance with such representations, warranties, covenants and conditions at the times it may wish to borrow under the Credit Agreement.  Obligations of the borrowers under the Credit Agreement are several and not joint.  Indebtedness under the Credit Agreement is secured by a lien on the assets of the Fund.

The amount of any borrowings under the Credit Agreement would depend upon the amount of Interests tendered and prevailing general, economic and market conditions.  If the Fund borrows under the Credit Agreement to pay for Interests purchased in the Offer, the Fund expects that such borrowings would be repaid from funds received from time to time in the ordinary course upon sales of Interests or sale of the Fund's investments.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.  The Fund's Directors are:  Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman.  Their address is c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901.  Mr. Feldberg is an "interested person" (as defined in the 1940 Act) of the Fund because he is an affiliated person of a broker-dealer with which the Fund does business.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act, except that, the Fund intends to effect the RIC Conversion as of January 1, 2015; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $275,000 in Interests from investors.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Interests by the Fund pursuant to the Offer.  The following discussion assumes that the RIC Conversion is effected as of January 1, 2015.  All investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

The repurchase of Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend."  In general, the transaction should be treated as a sale or exchange of the Interests, if the receipt of cash results in a meaningful reduction in the investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.

If the repurchase of your Interests qualifies for sale or exchange treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Interests repurchased.  Such gain or loss will be a capital gain or loss if the relevant Interests sold have been held by you as capital assets and generally will be treated as a long-term capital gain or loss if you held, or are treated as having held, your repurchased Interests for more than one year, or as a short-term capital gain or loss if you held, or are treated as having held, your repurchased Interests for one year or less.  However, taking into account the RIC Conversion occurring with effect as of January 1, 2015, the nature of the assets that may be held by the Fund immediately prior to the RIC Conversion, and the anticipated Valuation Date of March 31, 2015, a portion, which may be substantial, of the gain or loss recognized by investors selling their Interests pursuant to this Offer could constitute short-term capital gain or short-term capital loss.  Further, if you tender Interests on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and you held, or are treated as having held, the repurchased Interests for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.  Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Interests repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Interests.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Interests acquired.  The deductibility of capital losses is subject to statutory limitations.

If the repurchase of your Interests does not qualify for sale or exchange treatment, you may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Interests.  The tax basis in the Interests tendered to the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Interests, will be transferred to any remaining Interests held by you.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable tax treaty, an investor who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such investor if the proceeds are treated as a dividend under the rules described above.  If sale or exchange treatment applies to the repurchase, any gain that a foreign investor realizes upon the repurchase of Interests will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of an investor that is a nonresident alien individual, the gain is U.S. source income and such investors is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Interests is or is considered to be effectively connected with a U.S. trade or business of the foreign investor.

Further, if the gross proceeds received by an investor are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance provisions of the HIRE Act ("FATCA").  Under FATCA, certain payments of U.S. source interest, dividends, and other fixed or determinable annual or periodical gains, profits and income, as well as gross proceeds from the sale or disposition of property of a type that can produce U.S. source dividends or interest (all such payments, "withholdable payments"), which are made to a "foreign financial institution" (which term may include certain foreign investors) may be subject to a 30% withholding tax, if the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, "United States accounts"), and prescribed reporting requirements in respect of its United States accounts.  Further, a 30% withholding tax may apply in respect of "passthru payments" made by a foreign financial institution to certain account holders that do not comply with reasonable information requests aimed at enabling the foreign financial institution to identify its United States accounts and meet applicable reporting obligations.  The HIRE Act further imposes a 30% withholding tax on certain payments to non-financial foreign entities.  The scope of the applicable HIRE Act provisions is not entirely clear and it is possible that any gross proceeds received by an investor and which are treated as a dividend under the rules described above could be subject to the aforementioned withholding taxes.

It should be noted that while the FATCA withholding taxes, as described above, could apply to gross proceeds generally (as opposed to just those which are treated as a dividend), the Treasury and the IRS have provided for a phased-in implementation of FATCA under which withholding obligations with respect to such gross proceeds from the sale or disposition of property of a type that can produce U.S. source dividends and interest (such as the Interests) will not begin until January 1, 2017.

All foreign investors should consult their own tax advisers with respect to the income and withholding tax consequences associated with the repurchase of their Interests.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction."  A transaction may be a "reportable transaction" based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual investor or $10 million or more for a corporate investor).  Significant penalties may apply upon a failure to comply with this disclosure obligation.  All tendering investors should consult their own tax advisers concerning possible disclosure obligations with respect to their tender of the Interests.

Investors who sell their Interests pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Interests pursuant to the Offer.

10.           Tax Basis Methodology.  The Fund may be required to report to the IRS and furnish to investors the cost basis and holding period for certain Interests being tendered (such Interests are referred to as "Covered Interests").  The Fund has elected the average cost single category ("ACSC") method as the default cost basis method for the purposes of this requirement.  If you wish to accept the ACSC method as your default cost basis calculation method in respect of Covered Interests in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of Covered Interests in your account, you must complete the enclosed cost basis election form, and mail or fax your completed form to BNY at the address/fax number listed on the form.

The cost basis method that an investor elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer.  Investors should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

11.           Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting BNY at the address and phone number set forth on page 2 or from the SEC's website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.